# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Theriva Biologics, Inc., CIK 0000894158
CUSIP: 87164U508
Title of class of securities: Common stock
Address of issuer's principal executive offices: 9605 MEDICAL CENTER DRIVE, SUITE 270, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 10/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002096075

## Reporting persons
- Jeffrey Matthew Gryga Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 739,211; shared voting power 0; sole dispositive power 739,211; shared dispositive power 0; aggregate amount beneficially owned 739,211 (7.7% of the class)
- Gryga Jeffrey Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 739,211; sole dispositive power 0; shared dispositive power 739,211; aggregate amount beneficially owned 739,211 (7.7% of the class)
  Comment: Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust.

## Item 1. Issuer
Name of issuer: Theriva Biologics, Inc.
Address of issuer's principal executive offices: 9605 MEDICAL CENTER DRIVE, SUITE 270, ROCKVILLE, MARYLAND, 20850

## Item 2. Person Filing
Name of person filing:
1) Jeffrey Matthew Gryga Irrevocable Trust
2) Jeffrey Matthew Gryga. Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust.
Address of principal business office or, if none, residence:
1) Jeffrey Matthew Gryga Irrevocable Trust:
528 W. 4th Ave
North Pole, AK 99705

2) Jeffrey Matthew Gryga:
528 W. 4th Ave
North Pole, AK 99705
Citizenship:
1) Jeffrey Matthew Gryga Irrevocable Trust:
United States

2) Jeffrey Matthew Gryga:
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1) Jeffrey Matthew Gryga Irrevocable Trust owns 739,211 shares and has sole power to vote and/or dispose of the shares.

2) Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust and has shared power to vote and/or dispose of the 739,211 shares owned by the Jeffrey Matthew Gryga Irrevocable Trust.
Percent of class: 7.7%
Sole power to vote or to direct the vote:
1) Jeffrey Matthew Gryga Irrevocable Trust owns 739,211 shares and has sole power to vote and/or dispose of the shares.

2) Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust and has shared power to vote and/or dispose of the 739,211 shares owned by the Jeffrey Matthew Gryga Irrevocable Trust.
Shared power to vote or to direct the vote:
1) Jeffrey Matthew Gryga Irrevocable Trust owns 739,211 shares and has no shared power to vote and/or dispose of the shares.

2) Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust and has shared power to vote and/or dispose of the 739,211 shares owned by the Jeffrey Matthew Gryga Irrevocable Trust.
Sole power to dispose or to direct the disposition:
1) Jeffrey Matthew Gryga Irrevocable Trust owns 739,211 shares and has sole power to vote and/or dispose of the shares.

2) Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust and has shared power to vote and/or dispose of the 739,211 shares owned by the Jeffrey Matthew Gryga Irrevocable Trust.
Shared power to dispose or to direct the disposition:
1) Jeffrey Matthew Gryga Irrevocable Trust owns 739,211 shares and has no shared power to vote and/or dispose of the shares.

2) Jeffrey Matthew Gryga is the sole Trustee of the Jeffrey Matthew Gryga Irrevocable Trust and has shared power to vote and/or dispose of the 739,211 shares owned by the Jeffrey Matthew Gryga Irrevocable Trust.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Jeffrey Matthew Gryga Irrevocable Trust: Jeffrey Matthew Gryga, Jeffrey Matthew Gryga, Trustee of Jeffrey Matthew Gryga Irrevocable Trust (11/10/2025)
- Gryga Jeffrey Matthew: Jeffrey Matthew Gryga, Jeffrey Matthew Gryga (11/10/2025)